Highlights

Three months ended March 31 (unaudited)	2005	2004
Operating
Production
Oil - bopd	73	66
Gas - Mcfpd	6,860	865
Total - boepd (6 mcf = 1 bbl)	1,216	210
Product Prices ($Cdn)
Oil - $/bbl	$51.93	$40.38
Gas - $/mcf	$6.66	$6.14
Drilling Activity
Gas wells	20	7
Oil wells	-	-
Dry	7	3
Total wells	27	10
Net wells	25.7	9.5
Undeveloped lands
Net acres	33,984	15,431
Financial ($Cdn)
Gross production revenue	$4,449,524	$724,437
Cash flow[1]	$2,536,790	$498,885
per share - basic & diluted	$0.07	$0.01
Earnings	$529,355	$82,863
per share - basic & diluted	$0.01	$0.00
Weighted average shares outstanding	36,999,156	34,828,949
Shares outstanding	37,002,823	34,828,949
Capital expenditures	$24,028,070	$10,914,888
Working capital (deficiency)	$(4,278,575)	$24,610,235
Long-term debt	$-	$-
Shareholders’ equity	$49,047,326	$43,055,550

1	Cash flow means earnings before future taxes, depletion and depreciation and accretion and stock-based compensation.

Report to Shareholders

Summary

Luke Energy is pleased to report strong operational and financial results for the first quarter of 2005.

The Company was created in February of 2003 and has now completed its second full year of operations. Significant growth has been achieved in production, reserves, cash flow and earnings. First quarter production averaged 1,216 boepd (94% gas) compared to 210 boepd (67% gas) a year ago. Cash flow increased to $2,536,790 (7¢ per share) from $498,885 (1¢ per share) last year. Earnings are also up sharply to $529,355 (1¢ per share) versus $82,863 a year ago.

During the second quarter production has increased to 2,100 boepd (96% gas) with about 600 boepd behind pipe as a result of the successful first quarter drilling program at Marten Creek.

Our growth to date has been achieved through generating and drilling our own prospects. Luke Energy will continue to emphasize internal growth given the high-priced acquisition market.

Operations

Luke Energy had an active first quarter drilling program as most of our drilling opportunities are winter accessible only. The majority of the Company’s operations were at Marten Creek in northern Alberta where 24 wells were drilled resulting in 18 gas wells. In addition to expanding the two gas pools discovered last winter, a third gas pool discovery was made this year. Along with our drilling program, we successfully completed building a pipeline infrastructure which included tieing-in the new gas pool and installing two new field compressor stations before spring break-up in mid March. Subsequent to the end of the first quarter, the Company expanded its production through a third party processor from 6 MMcfpd to 12 MMcfpd (2,000 boepd).

We are now in the process of constructing our own gas plant and expect to further increase production to 14-15 MMcfpd by July 1st once construction is completed. The Company is continuing to expand its land position in the Marten Creek area and another multi-well program is planned for next winter.

At Bernadet in northeastern British Columbia we completed a two mile pipeline tie-in and a compressor station in order to place our discovery well on production. The well which is producing approximately 1 MMcfpd, is 50% owned and operated by Luke Energy. An offset well to the discovery was drilled and is currently being evaluated. The Company has several follow-up locations and we plan to drill at least two wells later this year.

The Company drilled two wells at Seal which is 45 miles northwest of Marten Creek. One is a gas discovery and the other was unsuccessful. Additional acreage has been acquired and the Company now has an inventory of three or four locations for next winter.

New prospect generation is focused in the Simonette area of western Alberta. Thus far we have acquired land and seismic on two prospects in the area and are optimistic that two additional prospects will be acquired in the coming months. While this is generally a winter area, we are hopeful that one or two of the prospects can be tested this summer.

Outlook

With the completion of our winter drilling program, we have updated our budgets and increased our forecasts for 2005. The Company now expects to drill 10 wells over the balance of the year. Average production for 2005 is forecasted to be 2,080 boepd (97% gas). We have increased 2005 projected cash flow to $17 million (46¢ per share) with earnings of $3.5 million (10¢ per share). The capital budget for the balance of the year is estimated at $20 million.

On Behalf of the Board,

/s/ Harold V. Pedersen

Harold V. Pedersen

President & CEO

May 2, 2005

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2005 and the audited financial statements and MD&A for the year ended December 31, 2004. This MD&A is based on information available at May 2, 2005. The discussion contains forward-looking statements that involves risks and uncertainties. Such information, although considered reasonable by Luke management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

The Company evaluates its performance based on earnings and cash flow. Cash flow is a non-GAAP (Generally Accepted Accounting Principles) term that represents earnings before depletion, depreciation and accretion, future income taxes and stock-based compensation. Cash flow per share is calculated using the same weighted average number of shares outstanding as earnings per share. The non-GAAP measure is not standardized and therefore may not be comparable to similar measures by other entities. It is a key measure as it demonstrates the Company’s ability to generate cash necessary to fund future growth through capital investment. Cash provided by operating activities is the GAAP term. The difference between the GAAP and the non-GAAP term is the change in non-cash working capital items.

In this MD&A, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (6 Mcf) to one barrel (1 Bbl). BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method, primarily applicable at the burner tip and does not represent equivalency at the well head.

Oil and Gas Operation Summary

The following table summarizes Company’s oil and gas operations for the first quarter of 2005 and 2004:

Three months ended March 31,	2005			2004
Production (boepd)	1,216			210
	$/boe			$/boe
Oil and gas revenues	$ 4,449,524		$ 40.66	$ 724,437	$ 37.96
Royalties	788,847		7.21	183,571	9.62
Operating expenses	713,885		6.52	124,683	6.53
Netback	$ 2,946,792	$	$ 26.93	$ 416,183	$ 21.81

Production and Revenue
Luke Energy’s gas production increased significantly to 6.9 MMcfpd in the first quarter of 2005 from 865 Mcfpd in the first quarter of last year due to the successful drilling program at Marten Creek. The Company drilled 20 successful gas wells in the first quarter of 2005, the majority of which were at Marten Creek. Current gas production is 12 MMcfpd and plans are to further increase production to 14 -15 MMcfpd in a couple of months to take advantage of the additional deliverability from the successful wells at Marten Creek.

The Company’s average gas price for the first quarter of 2005 was $6.66 per mcf up 8% over last year’s gas price of $6.14 per mcf. Oil prices were up 29% to $51.93 per barrel versus $40.38 per barrel last year.
As a result of increased production and commodity prices, the Company’s first quarter oil and gas revenues increased 514% to $4.4 million from $724,437 last year.

Royalties
Royalty expense for the first quarter as a percentage of production revenue was 18% as compared to 25% last year. The lower royalty rate is attributable to the gas production at Marten Creek which is eligible for the Alberta royalty tax credit.

Operating Expenses
Operating expenses for the three months ended March 31, 2005 were $713,885 ($6.52 per boe) as compared to $124,683 last year ($6.53 per boe). Operating costs per barrel are expected to decrease over the next few months to $6.00 per boe with the increased gas production from Marten Creek.

General and Administrative Expenses
General and administrative expenses for the first quarter of 2005 were comparable to last year at $499,134 (2004 - $483,292). However, as a result of increased production, per unit expenses were down significantly to $4.56 per boe for the quarter as compared to $25.32 per boe last year. General and administrative expenses per boe will continue to drop as the Company has the staffing in place to manage a larger production base with minimal incremental costs.

Capital Expenditures

Three months ended March 31,	2005	2004
Land	$1,431,529	$975,056
Seismic	2,373,691	726,356
Drilling and equipping	10,692,626	4,046,125
Facilities and flowlines	9,510,503	3,641,106
Property acquisitions	-	1,501,404
Corporate	19,721	24,841
	$24,028,070	$10,914,888

Approximately 86% of drilling & equipping and facility & flowline expenditures were for the Marten Creek area. The remainder of these expenditures were for the two wells drilled at Seal and one well drilled at Bernadet along with related infrastructure. Land and seismic expenditures were incurred at Marten Creek and on the new gas prospects at Simonette in western Alberta.

Depletion, Depreciation and Asset Retirement Obligations
The provision for depletion, depreciation, and accretion for the first quarter is based on the December 31, 2004 external reserve report updated with the Company’s internal estimates for the first quarter drilling results. The provision for the quarter was $1,469,355 ($13.43 per boe) as compared to $128,050 ($6.71 per boe) a year ago. The provision per boe has increased from last year due to the Company’s significant investment in infrastructure at Marten Creek (40% of the first quarter capital expenditures). Although this investment increases the Company’s finding and development costs in the short term, it greatly increases the Company’s control over delivery of its gas production.

During the first quarter the Company’s asset retirement obligation was increased by $460,000 which represents the fair value of the future abandonment costs for the wells drilled and facilities constructed during the quarter. The following table reconciles the Company’s asset retirement obligations as at March 31, 2005:

Carrying amount, beginning of the period	$509,330
Increase in liabilities, during the period	460,000
Accretion expense	9,800
Carrying amount, end of period	$979,130

Taxes

The provision for future taxes for the first quarter of 2005 is $325,000 (38% of pre-tax earnings) which is comparable to the expected tax rate of 37.62% based on currently enacted rates. In the first quarter of 2004 future tax expense was $130,000 (61% of pre-tax earnings) which was unusually high due to the impact of stock-based compensation expense (a non tax deductible expense) on significantly lower income.

Cash Flow and Earnings
Cash flow for the first quarter of 2005 of $2.5 million ($0.07 per share) was significantly higher than the $498,885 ($0.01 per share) reported for the comparable quarter last year. Earnings for the quarter of $529,355 ($0.01 per share) were also up from the comparative period of $82,863 ($0.00 per share). The increase in both cash flow and earnings is due to increased gas production and higher oil and gas prices.

Liquidity and Capital Resources
The Company continues to be well capitalized for growth. At March 31, 2005 the Company had no long-term debt, a working capital deficiency of $4.3 million and an unused $16 million credit facility. Luke’s capital budget for the remainder of the year is $20 million and will be funded by cash flow and drawings on the credit facility. The Company’s current forecast expects year-end long-term debt and working capital deficiency to be $9.6 million which is less than one times annual trailing cash flow.

Share Capital
At May 2, 2005 the Company had 37,002,823 common shares outstanding and 3,239,333 stock options outstanding.

The Company has proposed an amendment to the stock option plan of the Company to be voted upon by the shareholders at the May 19, 2005 annual and special meeting. Upon approval, the authorized but unissued common shares that may be issued subject to options granted under the stock option plan at any time will be 10% of the number of outstanding common shares from time to time, subject to certain restrictions.

Quarterly Information
($000’s except per share amounts)
	Gross	Cash Flow
	Production	From	Per	Earnings	Per
	Revenue	Operations	Share	(loss)	Share
Q4-2004	$3,618	$1,893	$0.05	$479	$0.01
Q3-2004	$3,073	$1,484	$0.04	$282	$0.01
Q2-2004	$3,291	$1,346	$0.04	$256	$0.01
Q1-2004	$724	$499	$0.01	$83	$0.00
Q4-2003	$426	$248	$0.01	$(80)	$(0.00)
Q3-2003	$487	$772	$0.02	$397	$0.01
Q2-2003	$537	$287	$0.01	$59	$0.00
Q1-2003	$266	$68	$0.01	$(6)	$(0.00)

Quarterly Review Comments:
■
Earnings (loss) and per share amounts have been restated due to the retroactive change in accounting policy for stock-based compensation. This restatement resulted in a loss for the first quarter and fourth quarter of 2003. See note 3 to the interim financial statements.

■	Cash flow and earnings for the third quarter of 2003 were positively impacted by a $505,000 gain on sale of Government of Canada Bonds.

■	Financial results greatly improved starting in the second quarter of 2004 due to the onset of production from first quarter 2004 drilling program at Marten Creek.

Balance Sheets

	March 31,	December 31,

	2005	2004
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$6,799,158	$21,893,603
Accounts receivable	4,532,338	2,697,334
Inventories (note 2)	1,500,000	-
	12,831,496	24,590,937
Capital assets	57,885,281	34,856,766
	$70,716,777	$59,447,703
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$17,110,071	$7,382,282
Asset retirement obligations	979,130	509,330
Future taxes	3,580,250	1,055,250
Shareholders’ equity:
Share capital (note 1)	45,936,457	48,130,532
Contributed surplus	1,111,238	900,033
Retained earnings	1,999,631	1,470,276
	49,047,326	50,500,841
	$70,716,777	$59,447,703

See accompanying notes to financial statements.

On behalf of the Board:

/s/ Harold V. Pedersen	/s/ Mary C. Blue

Director	Director
Harold V. Pedersen	Mary C. Blue

Statements of Earnings and Retained Earnings

Three months ended March 31 (unaudited)	2005	2004
Revenue:
Oil and gas production	$4,449,524	$724,437
Royalties	(788,847)	(183,571)
	3,660,677	540,866
Interest	94,132	329,278
Gain on sale of marketable securities	-	236,716
	94,132	565,994
Expenses:
Operating	713,885	124,683
General and administrative	499,134	483,292
Stock-based compensation expense	213,080	157,972
Depletion, depreciation and accretion	1,469,355	128,050
	2,895,454	893,997
Earnings before taxes	859,355	212,863
Taxes:
Current	5,000	-
Future	325,000	130,000
	330,000	130,000
Earnings	$529,355	$82,863
Retained earnings, beginning of period (note 4)	1,470,276	369,834
Retained earnings, end of period	$1,999,631	$452,697
Weighted average number of common shares outstanding	36,999,156	34,828,949
Earnings per share - basic and diluted	$0.01	$0.00

See accompanying notes to financial statements.

Statements of Cash Flows

Three months ended March 31 (unaudited)	2005	2004
Cash provided by (used in):
Operating:
Earnings	$529,355	$82,863
Items not affecting cash:
Depletion, depreciation and accretion	1,469,355	128,050
Future taxes	325,000	130,000
Stock-based compensation	213,080	157,972
	2,536,790	498,885
Change in non-cash working capital	(1,767,821)	(455,165)
	768,969	43,720
Financing:
Stock options exercised (note 1)	4,050	-
Investing:
Additions to capital assets	(24,028,070)	(10,914,888)
Change in non-cash working capital	8,160,606	2,943,961
	(15,867,464)	(7,970,927)
Decrease in cash	(15,094,445)	(7,927,207)
Cash and cash equivalents, beginning of period	21,893,603	36,699,571
Cash and cash equivalents, end of period	$6,799,158	$28,772,364

See accompanying notes to financial statements.

Notes to Financial Statements

The interim financial statements of Luke Energy Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended December 31, 2004 and the period ended December 31, 2003. The disclosures provided below are incremental to those included in the audited financial statements.

1.	SHARE CAPITAL:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.
Common shares issued and outstanding:

	Number of
	Shares	Amount
Balance at December 31, 2004	36,997,823	$48,130,532
Exercise of stock options	5,000	5,925
Future tax effect on 2004 flow-through shares	-	(2,200,000)
Balance at March 31, 2005	37,002,823	$45,936,457

Stock-based Compensation Plan
Pursuant to Luke Energy’s Stock Option Plan, (“the Plan”), the Company was entitled to reserve for issuance and grant stock options to a maximum of 3.3 million shares on a cumulative basis (not to exceed 10% of the issued and outstanding shares of Luke Energy on an undiluted basis). Options granted under the Plan to date have a term of five years to expiry. Options vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company’s common shares on the date of the grant.

The Company has proposed an amendment to the stock option plan of the Company to be voted upon by the shareholders at the May 19, 2005 annual and special meeting. Upon approval, the authorized but unissued common shares that may be issued subject to options granted under the stock option plan at any time will be 10% of the number of outstanding common shares from time to time, subject to certain restrictions.

A summary of the status of the Plan at March 31, 2005 and 2004, and changes during the periods ended is presented below:

	2005		2004
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price
Stock options, beginning of period	3,214,333	$1.69	2,665,000	$1.52
Granted	30,000	$3.35	75,000	$2.10
Exercised	(5,000)	$(0.81)	-	$-
Stock options, end of period	3,239,333	$1.71	2,740,000	$1.54
Exercisable, end of period	1,091,666	$1.41	225,000	$0.81

The following table summarizes information about the stock options outstanding at March 31, 2005:

	Options Outstanding at March 31, 2005
		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise
	of Options	Life	Price
Range of Exercise Prices:
Less than $1.00	638,333	2.89	$0.81
$1.00 to $2.00	1,980,000	3.44	$1.77
Greater than $2.00	621,000	4.46	$2.43
$0.81 to $3.35	3,239,333	3.53	$1.71

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 45%. The fair value of options issued in the first quarter of 2005 were calculated at $46,503 (2004 - $72,889).

2.	INVENTORIES:

Inventories are comprised of a compressor, line pipe and certain other field equipment that is surplus to the Company’s requirements and is currently being marketed for resale. The inventories are valued at the lower of cost and net realizable value.

3.	SUPPLEMENTAL CASH FLOW INFORMATION:

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

Three months ended March 31,	2005	2004
Interest paid	$-	$-
Capital taxes paid	$5,000	$121,536

4.	CHANGE IN ACCOUNTING POLICY FOR STOCK-BASED COMPENSATION:

Pursuant to an amended accounting pronouncement for stock-based compensation, the Company changed its accounting policy on January 1, 2004 from the intrinsic method to the fair value method to account for options granted under the stock option plan. Application of the fair value method results in recognition of compensation expense in the statement of earnings with a corresponding amount recorded as contributed surplus. The new method was applied retroactively with restatement of the prior period financial statements. The change resulted in a reduction of earnings and retained earnings of $214,092 ($0.01 per share) for the period ended December 31, 2003.

Corporate Information

Directors	Management	Stock Exchange Listing

Ronald L. Belsher[1,2]
Calgary, Alberta
Mary C. Blue
Vice-Chairman
Calgary, Alberta

David Crevier[1,3]
Montreal, Quebec
Alain Lambert[2]
Montreal, Quebec
Hugh Mogensen[1]
Chairman

Victoria, B.C.
Harold V. Pedersen[2]
President & CEO
Calgary, Alberta
Lyle D. Schultz[3]
Calgary, Alberta
J. Ronald Woods[1,3]
Toronto, Ontario

1 Audit & Reserves Committee
2  Compensation Committee
3 Corporate Governance Committee

Harold V. Pedersen
President & CEO
Robert E. Wollmann
Vice President,
Exploration

Kevin Lee
Vice President,
Engineering
Carrie McLauchlin
Vice President, Finance
& CFO

Peter W. Abercrombie
Vice-President, Land
Ruth A. DeGama
Manager, Production
Services

Chris von Vegesack
Corporate Secretary

Head Office

1200, 520 - 5 Avenue S.W
Calgary, Alberta T2P 3R7
Telephone: (403) 261-4811
Facsimile: (403) 261-4818
Website: www.lukeenergy.com

Toronto Stock Exchange
Trading Symbol: LKE
Registrar and Transfer Agent

Valiant Trust Company
Calgary, Alberta
Telephone: (403) 233-
2801

Bankers
Bank of Montreal
Investment & Corporate Banking
Calgary, Alberta

Auditors
KPMG LLP
Calgary, Alberta

Evaluation Engineers
Gilbert Laustsen Jung
Associates
Calgary, Alberta

Solicitors
Burnet, Duckworth &
Palmer LLP
Calgary, Alberta

Colby, Monet, Demers,
Delage &
Crevier LLP
Montreal, Quebec